UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Wayside Technology Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

946760105

(CUSIP Number)

SAMUEL A. KIDSTON

SHEPHERD KAPLAN KROCHUK, LLC

125 Summer Street, Floor 22

Boston, Massachusetts 02110

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Shepherd Kaplan Krochuk, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

David Shepherd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

David Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Timothy Krochuk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

North & Webster SSG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Samuel Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 946760105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends and restates the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 16, 2020 (the “Effective Date”), the Issuer entered into a Settlement Agreement (the “Agreement”) with Simon F. Nijnens (“Nynens”), Shepherd Kaplan Krochuk, LLC (“SKK”), North & Webster SSG, LLC (“N&W”), and each of Dennis Crowley, David Shepherd, David Kaplan, Timothy Krochuk and Samuel Kidston (collectively with SKK and N&W, the “SKK Parties”).

Pursuant to the Agreement, the Issuer agreed to voluntarily dismiss its complaint with prejudice against Nynens, SKK, and N&W filed in the Superior Court of New Jersey Monmouth County on or about February 14, 2020. The Issuer also agreed to purchase all of Nynens’ 261,631 Shares owned, of record or beneficially, as of the Effective Date, at a price set by calculating the volume-weighted average price of such shares trading on the NASDAQ Global Market for the ten trading days ending on the close of the trading day immediately preceding the Effective Date, and with each party paying for its own fees and expenses. As of the Effective Date, Nynens and the SKK Parties entered into an agreement (the “Termination of Voting Agreement”) to terminate that certain agreement among Nynens, SKK and N&W, dated November 27, 2019, pursuant to which the parties thereto agreed to form an investment vehicle to acquire up to 100% of the Issuer’s outstanding capital stock. Further, the SKK Parties agreed to terminate the Joint Filing Agreement, dated November 27, 2019, by and between Nynens and the SKK Parties. Additionally, as of the Effective Date, Nynens agreed to withdraw the notice of intent to nominate director candidates for election at the 2020 annual meeting of stockholders of the Issuer, submitted by Nynens on December 20, 2019, and to cease all solicitation of proxies and other activities in connection with such annual meeting.

With respect to each annual or special meeting of the Issuer’s stockholders during the term of the Agreement, Nynens and the SKK Parties also agreed to certain customary standstill provisions prohibiting them from, among other things, (i) making certain announcements regarding the Issuer’s transactions, (ii) soliciting proxies, (iii) acquiring beneficial ownership of any of the outstanding shares of Common Stock, (iv) advising, encouraging or influencing any person with respect to the voting or disposition of any securities of the Issuer, (v) taking actions to change or influence the Issuer’s board of directors, management or the direction of certain Issuer matters, and (vi) exercising certain stockholder rights.

The Agreement will terminate on December 31, 2022. Each of the Issuer, Nynens and the SKK Parties has the right to terminate the Agreement earlier if (i) Nynens or the SKK Parties, in the case of the Issuer, commit or (ii) the Issuer, in the case of Nynens or the SKK Parties, commits a material breach of the Agreement and such breach is not cured within 15 days after notice or, if such breach is not curable within 15 days, the breaching party has not taken any substantive action to cure within such 15-day period.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2020, and is incorporated herein by reference. The foregoing description of the Termination of Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination of Voting Agreement, which is filed as Exhibit 99.2 and incorporated herein by reference.

8

CUSIP No. 946760105

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 4,562,444 Shares outstanding, which is the total number of Shares outstanding as of February 20, 2020, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 4, 2020.

A.	SKK
(a)	As of the close of business on April 16, 2020, SKK beneficially owned 0 Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	SKK has not entered into any transactions in the Shares during the past sixty days.
B.	Messrs. Shepherd, Kaplan and Krochuk
(a)	As of the close of business on April 16, 2020, Messrs. Shepherd, Kaplan and Krochuk beneficially owned 0 Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	None of Messrs. Shepherd, Kaplan and Krochuk have entered into any transactions in the Shares during the past sixty days.
C.	N&W
(a)	As of the close of business on April 16, 2020, N&W beneficially owned 0 Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	N&W has not entered into any transactions in the Shares during the past sixty days.
9

CUSIP No. 946760105

D.	Mr. Kidston
(a)	As of the close of business on April 16, 2020, Mr. Kidston beneficially owned 0 Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Kidston has not entered into any transactions in the Shares during the past sixty days.
(e)	As of April 16, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 16, 2020, the Reporting Persons entered into the Agreement with the Issuer, as defined and described in Item 4, which is incorporated herein by reference. Also, on April 16, 2020, the SKK Parties and Nynens entered into the Termination of Voting Agreement, as defined and described in Item 4, which is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Settlement Agreement, dated April 16, 2020, by and among Wayside Technology Group, Inc., Simon F. Nijnens, Shepherd Kaplan Krochuk, LLC, North & Webster SSG, LLC, Dennis Crowley, David Shepherd, David Kaplan, Timothy Krochuk, and Samuel Kidston, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 17, 2020.
99.2	Termination of Voting Agreement, dated April 16, 2020, by and between Shepherd Kaplan Krochuk, LLC, North and Webster SSG, LLC, and Simon Nijnens.

10

CUSIP No. 946760105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2020

Shepherd Kaplan Krochuk, LLC

By:	/s/ Timothy Krochuk
	Name:	Timothy Krochuk
	Title:	Managing Member

/s/ David Shepherd
David Shepherd

/s/ David Kaplan
David Kaplan

/s/ Timothy Krochuk
Timothy Krochuk

North & Webster SSG, LLC

By:	/s/ Samuel Kidston
	Name:	Samuel Kidston
	Title:	Managing Member

/s/ Samuel Kidston
Samuel Kidston

11